                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1


                             COMSHARE, INCORPORATED
                            (Name of Subject Company)


                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                 (734) 994-4800

    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800

                             COMSHARE, INCORPORATED
                              555 BRIARWOOD CIRCLE
                           ANN ARBOR, MICHIGAN 48108

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed to the holders of common shares, $1.00 par value (the "Shares" or the "Common Stock") of Comshare, Incorporated (the "Company") on or about July 3, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") of the Company with respect to the Offer to Purchase dated July 1, 2003 of Conductor Acquisition Corp. (the "Purchaser"), a Michigan corporation which is an indirect, wholly owned subsidiary of Geac Computer Corporation Limited ("Geac"), a corporation governed by the Canada Business Corporation Act. You are receiving this document in connection with the possible election of persons designated by Geac (the "Geac Designees") to a majority of seats on the Board of Directors of the Company.

     On June 22, 2003 the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Geac and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares of the Company at a price per Share of $4.60, net to each selling shareholder, in cash, upon the terms and conditions set forth in the Offer to Purchase, dated July 1, 2003, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letters of Transmittal are being mailed herewith to shareholders of the Company and are filed as Exhibits (a)(1)(A) and
(B), respectively, to the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Purchaser with the United States Securities and Exchange Commission ("SEC") on July 1, 2003.

     Our Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Michigan Business Corporation Act, the Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Geac. In the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares owned by the Company, Geac or any of their respective subsidiaries) will be converted into the right to receive the same amount in cash that is paid pursuant to the Offer.

     The Offer, the Merger, and Merger Agreement are more fully described in the
Schedule 14D-9, to which this Information Statement forms Annex B, which the Company filed with the SEC on July 1, 2003, and which is being mailed to shareholders along with this document.

     This document is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth in this document supplements certain information set forth in the Schedule 14D-9. Information set forth in this document related to Geac, Purchaser or the Geac Designees has been provided by Geac. Accordingly, the Company assumes no responsibility for the accuracy or completeness of that information. We urge you to read this document carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THE ELECTION OF THE GEAC DESIGNEES AS DIRECTORS OF THE COMPANY.

     Pursuant to the Merger Agreement, the Purchaser commenced the tender offer on July 1, 2003. This offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 30, 2003, unless the Purchaser extends it (as permitted or required under the Merger Agreement).

                        VOTING SECURITIES OF THE COMPANY

     The Company's Common Stock is the only class of its equity securities that is outstanding and entitled to vote at a meeting of its shareholders. Each share of Common Stock is entitled to one vote. As of June 30, 2003, there were 10,827,583 shares of Common Stock outstanding. As of the date hereof, neither Geac nor any of its subsidiaries owns, beneficially or of record, any shares of Common Stock.

                RIGHTS TO DESIGNATE DIRECTORS AND GEAC DESIGNEES

     Our Merger Agreement with Geac provides that, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, as soon as practicable following the acceptance for payment pursuant to the Offer to Purchase of a number of Shares that, together with any Shares then owned by Geac or any of its subsidiaries, represents at least a majority of the then outstanding Shares determined on a fully diluted basis, i.e., after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into Shares (the "Minimum Condition"), Geac shall be entitled to designate the number of directors (the "Geac Designees"), rounded up to the next whole number, on the Board of Directors (the "Board") that equals the product of (i) the total number of directors on our Board of Directors (giving effect to the election of any additional directors pursuant to Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Geac (including shares accepted for payment) bears to the total number of Shares outstanding. The Company shall take all action necessary to cause the Geac Designees to be elected or appointed to the Board of Directors, including increasing the number of directors and seeking and obtaining resignations of incumbent directors. The Company shall use its best efforts to cause individuals designated by Geac to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors, other than a committee of independent directors, as described more fully below and in the Merger Agreement, that represents the same percentage as such individuals represent on the Board of Directors. If the Geac Designees are appointed or elected to the Board of Directors, until the Company is merged into the Purchaser, the Board of Directors shall have at least two independent directors who were directors on the date the Merger Agreement was executed and who are neither officers or employees of the Company, nor officers, shareholders, affiliates or associates (within the meaning of the Securities Act of 1933 or the Exchange Act) of Geac or persons having any other material relationship with Geac; provided that if less than two independent directors remain, the other directors shall designate persons to fill the vacancies who meet the foregoing criteria, and such persons shall be deemed to be independent directors for purposes of the Merger Agreement.

     Following the election or appointment of the Geac Designees and prior to the effective time of the Merger, the approval of a majority of the independent directors, acting as a committee of the Board of Directors, shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors (other than Section 2.04(e)(iii) of the Merger Agreement, which provides for the Top-Up Option described in the Schedule 14D-9), any extension of time for performance of any obligation or action by Geac or the Purchaser, any waiver of compliance with any of the agreements or conditions for the benefit of the Company (other than Section 2.04(e)(iii) of the Merger Agreement), any action as to which the consent or agreement of the Company is required under the Merger Agreement, and the assertion or enforcement of the Company's rights under the Merger Agreement to object to (i) failure to consummate the Merger for failure of a condition for the benefit of the Company to be satisfied or (ii) a termination of the Merger Agreement in accordance with its terms.

     Geac will select its designees from among the individuals listed on Exhibit
I. Each of the individuals listed on Exhibit I has consented to serve as a director of the Company if elected. Geac has advised the Company that none of the individuals listed on Exhibit I or any of their affiliates beneficially owns any equity securities of the Company (or the right to acquire any such equity securities), nor has any such person been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Geac and the Company that have been described in the Schedule TO or the Schedule 14D-9. In addition, Geac has advised the Company that none of the individuals listed on Exhibit I (i) is currently a director of, or holds any position with, the Company or (ii) has a familial relationship with any director or executive officer of the Company, or with any other Geac Designee.

     Exhibit I sets forth the name, age, present principal occupation and material occupations, positions, offices or employment held within the past five years of each Geac Designee. Unless otherwise specified in Exhibit I each person listed has his or her principal business address at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8.

     It is expected that the Geac Designees may assume office at any time following the acceptance for payment pursuant to the Offer of a number of Shares that satisfy the Minimum Condition, which acceptance cannot occur before July 30, 2003, and that, upon assuming office, the Geac Designees will thereafter constitute at least a majority of the Company's Board. As of the date of this Information Statement, no determination has been made as to which of the individuals listed on Exhibit I will be designated to serve as members of the Company's Board, if any.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following tables set forth the name, age, present principal occupation and material occupations, positions, offices or employment held within the past five years of each director and executive officer of the Company. Unless otherwise specified, each person listed below has his or her principal business address at 555 Briarwood Circle, Ann Arbor, Michigan 48108. There is no family relationship between any director or executive officer of the Company.

                                   DIRECTORS

                                                                                               YEAR FIRST ELECTED
                                                                                                  OR APPOINTED
NAME                                        AGE   PRINCIPAL OCCUPATION AND OTHER INFORMATION        DIRECTOR
----                                        ---   ------------------------------------------   ------------------
Geoffrey B. Bloom.........................  61    Chairman of the Board, Wolverine World              1995
                                                  Wide, Inc., a manufacturer and seller of
                                                  footwear, Rockford, Michigan.
Richard L. Crandall.......................  59    Managing Partner, Aspen Partners, a                 1968
                                                  private equity firm based in Aspen,
                                                  Colorado; Founding Partner, Arbor Partners
                                                  LLC, a venture capital firm, Ann Arbor,
                                                  Michigan; Senior Advisor, Bryant Park
                                                  Capital, Inc., ("Bryant Park Capital") New
                                                  York, New York.
Dennis G. Ganster.........................  52    Chairman of the Board, President and Chief          1997
                                                  Executive Officer of the Company.
Kathryn A. Jehle..........................  51    Partner, Tatum CFO Partners, LLC, a                 1998
                                                  provider of chief financial officer
                                                  services, Charlotte, North Carolina.
John H. MacKinnon.........................  62    Retired Partner, PricewaterhouseCoopers             2002
                                                  LLP; Consultant.
Alan G. Merten............................  61    President, George Mason University,                 1985
                                                  Fairfax, Virginia.

                                                                                               YEAR FIRST ELECTED
                                                                                                  OR APPOINTED
NAME                                        AGE   PRINCIPAL OCCUPATION AND OTHER INFORMATION        DIRECTOR
----                                        ---   ------------------------------------------   ------------------
John F. Rockart...........................  72    Senior Lecturer Emeritus, Sloan School of           1989
                                                  Management, Massachusetts Institute of
                                                  Technology, Cambridge, Massachusetts.
Anthony G. Stafford.......................  61    Chairman of the Board, Codec Systems                2002
                                                  Limited ("Codec"), a computer hardware
                                                  reseller and software distributor, Dublin,
                                                  Ireland.

     Mr. Bloom assumed the position of Chairman of the Board of Wolverine World Wide, Inc. in April 2000, after having served as its Chairman and CEO from 1996 to 2000, President and Chief Executive Officer from 1993 to April 1996 and as its Chief Operating Officer from 1987 to 1993. Mr. Bloom also serves as a director of Coachmen Industries, Inc.

     Mr. Crandall assumed the position of Founding Partner of Arbor Partners, LLC in November 1997, Managing Partner of Aspen Partners in 2001 and Consultant and Senior Advisor, Bryant Park Capital, Inc. in 2001. Mr. Crandall served as Chairman of the Board of the Company from April 1994 to March 1997 and served as President and Chief Executive Officer of the Company from 1970 to 1994. Mr. Crandall also serves as a director of Diebold, Incorporated and Novell, Inc.

     Mr. Ganster assumed the position of Chairman of the Board of the Company in August 2001. Mr. Ganster was appointed President and Chief Executive Officer of the Company in August 1997, after having served as Senior Vice President of the Company since July 1994. He had previously served as Vice President and Chief Technology Officer of the Company from April 1993 to July 1994, and Vice President of Product Management from July 1988 to April 1993. Mr. Ganster has been with the Company in various positions since 1972, with positions of responsibility in sales, marketing and product development.

     Ms. Jehle joined Tatum CFO Partners, LLC, as a partner in the Charlotte, North Carolina region in February 2001. Prior to joining Tatum, Ms. Jehle was Senior Vice President and Chief Financial Officer of the Company from 1994 through February 2001.

     Mr. MacKinnon joined PricewaterhouseCoopers LLP in 1968 and was a partner from 1978 until his retirement in 1999. Mr. MacKinnon also serves as director of LoJack Corporation. Pursuant to a Standstill Agreement among Mr. Stafford, Codec and the Company, dated August 15, 2002, Mr. MacKinnon was initially appointed to the Board effective October 16, 2002, and the Board of Directors has agreed to recommend that the Company's shareholders elect Mr. MacKinnon to serve as a director of the Company at the 2003 annual meeting, if any.

     Dr. Merten became the President of George Mason University on July 1, 1996. Dr. Merten also serves as a trustee for Citigroup Mutual Fund Trust. Dr. Merten was appointed lead independent director of the Board of Directors in February 2003.

     Dr. Rockart assumed the position of Senior Lecturer Emeritus, Sloan School of Management, Massachusetts Institute of Technology, Cambridge, Massachusetts in July 2002, and served as Senior Lecturer from July 2000 to July 2002. Dr. Rockart served as Senior Lecturer and Director for the Center for Information Systems Research from July 1996 to July 2000. Dr. Rockart also serves as a director of Keane, Inc. and Selective Insurance Company.

     Mr. Stafford has served as the Chairman of Codec since its formation in 1985, and was its Chief Executive Officer until 2003. Pursuant to a Standstill Agreement among Mr. Stafford, Codec and the Company, dated August 15, 2002, Mr. Stafford was initially appointed to the Board, and the Board of Directors has agreed to recommend that the Company's shareholders elect Mr. Stafford to serve as a director of the Company at the 2003 annual meeting, if any.

     The directors serve until the next annual meeting and until a successor is duly elected and qualified or until the director's resignation or removal.

                               EXECUTIVE OFFICERS

NAME                                        AGE                     OFFICE
----                                        ---                     ------
Dennis G. Ganster.........................  52    Chairman of the Board, President and Chief
                                                  Executive Officer
Brian Hartlen.............................  44    Senior Vice President, Marketing
Brian J. Jarzynski........................  36    Senior Vice President, Chief Financial
                                                  Officer, Treasurer and Assistant Secretary
Kenneth Kane..............................  50    Senior Vice President, Direct Operations
David King................................  58    Senior Vice President, Product Development
                                                  and Chief Technology Officer

     Mr. Ganster was named President and Chief Executive Officer of the Company in August 1997, and assumed the position of Chairman of the Board of the Company in August 2001. See "Directors" above for further information concerning Mr. Ganster.

     Mr. Hartlen was named Senior Vice President, Marketing of the Company in February 2001. He has been with the Company in various marketing, customer support and customer relations positions since 1976.

     Mr. Jarzynski was named Senior Vice President in June 2002, after serving as Vice President, Chief Financial Officer and Treasurer of the Company since February 2001. From August 1999 until February 2001, Mr. Jarzynski served as the Company's Controller and Chief Accounting Officer. From 1989 until he joined the Company in August 1999, Mr. Jarzynski held various positions at Ernst & Young LLP.

     Mr. Kane was named Senior Vice President, Direct Operations, in January 2002, after having served as the Company's Vice President, Eastern U.S. Region, from October 2000 until January 2002. From January 1978 through October 2000, he was employed by the Company in various positions including Vice President, Consulting.

     Dr. King was named Senior Vice President, Product Development and Chief Technology Officer of the Company in August 1997, after having served as Director of Research and Innovation of the Company since July 1995. He has been with the Company in various positions since March 1991 when the Company purchased the operating assets of Execucom Systems Corporation. Prior to the acquisition, Dr. King held various positions with Execucom Systems Corporation, including Director of Research and Development, from 1982 through 1991.

     The executive officers of the Company serve at the pleasure of the Board of Directors.

                       BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

     The Company's Board currently consists of eight directors, each to hold office until the next annual Meeting of Shareholders and until his or her successor is elected and qualified, or until the director's resignation or removal. The bylaws of the Company provide that the number of directors constituting the full Board of Directors of the Company may be enlarged by the directors, and that any vacancy created thereby, or by the resignation of any incumbent director, may be filled by the affirmative vote of a majority of the remaining directors.

BOARD COMMITTEES AND MEETINGS

     During the Company's fiscal year ended June 30, 2003, the Board of Directors held 14 meetings. All of the directors attended at least 75% of the total number of meetings of the Board, and of any committees on which they served, held during the period in which they served as directors or members of any such committees.

     The Compensation Committee of the Board met three times during the Company's last fiscal year. The Compensation Committee is responsible for determining or approving the salaries or range of salaries, bonus compensation and other compensation arrangements for officers of the Company, and performing such functions as may be delegated to it under the provisions of any bonus, stock option or other compensation plans adopted by the Company. The members of the Compensation Committee are Mr. Bloom, and Drs. Merten and Rockart.

     The Nominating Committee of the Board met once during the Company's last fiscal year. The Nominating Committee also conducted its activities through less formal, in-person, telephonic and electronic discussions between and among the members of the Committee. The Nominating Committee is responsible for identifying and recommending to the Board qualified candidates for election as directors of the Company. In carrying out its responsibilities, the Nominating Committee will consider candidates suggested by other directors, employees and shareholders. Suggestions for candidates, accompanied by biographical material for evaluation, may be sent to the Secretary of the Company at the Company's principal executive offices. The members of the Nominating Committee are Messrs. Crandall and Stafford, and Dr. Rockart. Mr. Stafford was appointed to the Nominating Committee effective August 15, 2002.

     The Audit Committee of the Board met six times during the Company's last fiscal year. The Audit Committee's responsibilities, as set forth in its written charter adopted by the Board, include the following: approve the independent auditors to be selected to audit the financial statements of the Company; meet with the independent auditors and financial management of the Company to review the scope of the Company's audit and quarterly financial reviews, including the procedures to be utilized, appropriateness of the auditor's compensation and, at the conclusion thereof, review the findings of the audit or review, including comments or recommendations of the auditors; report the results of the Company's annual audit to the Board; annually obtain from the independent auditors a written delineation of their relationships and professional services and take, or recommend that the Board take, appropriate action to ensure the continuing independence of the auditors; review with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the Company's accounting and financial controls, and elicit recommendations for improvements; inquire of management and the independent auditors about significant risks and exposures to the Company and assess steps management can take to minimize such risks; review quarterly and annual financial statements of the Company to determine that the independent auditors do not take exception to the disclosure and content of the quarterly financial statements, and that they are satisfied with the disclosure and content of the annual financial statements; review with financial management of the Company and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, and the quality, not merely the acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used; review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related Company compliance policies; investigate any matter related to the scope of the Committee's duties; appraise, at least annually, the performance of the Company's Chief Financial Officer and report the results to the Board; review the adequacy of resources and quality of the Company's accounting and financial human resources; and annually review a summary of the expenses of senior management. Members of the Audit Committee are Mr. MacKinnon, and Drs. Merten and Rockart. Mr. MacKinnon was appointed to the Audit Committee effective November 5, 2002. The Company considers all of the members of the Audit Committee to be "independent," as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

                           COMPENSATION OF DIRECTORS

     In fiscal year 2003 each director who was not an officer or employee of the Company received for his or her services as such a semi-annual retainer of $4,000, plus $1,000 for each Board or committee meeting attended. In addition, the Chairman of each standing committee received a semi-annual retainer of $2,500 for serving as such.

     Non-employee directors may make semi-annual elections, prior to the end of each December and June of each calendar year, to purchase shares of Common Stock of the Company instead of receiving all or a portion of their base cash compensation. In fiscal year 2003, Messrs. Bloom, Crandall, MacKinnon, Drs. Merten and Rockart, and Daniel T. Carroll, who retired from the Board of Directors effective November 25, 2002, all non-employee directors of the Company, elected to purchase a total of 36,756 shares of Common Stock of the Company at a weighted average purchase price of $2.3669 per share in lieu of compensation.

     Directors who are officers or employees of the Company receive no compensation (beyond their compensation for services as officers or employees) for serving as directors.

     The Company's Directors Stock Option Plan ("Directors Plan") provides for the issuance of options to purchase up to 300,000 shares of the Company's Common Stock to non-employee directors of the Company. Any non-employee director who is first elected or appointed to the Board of Directors after November 19, 2001 will receive an option to purchase 15,000 shares of the Company's Common Stock on the date of the first Board of Directors meeting following his or her election or appointment. In addition, each non-employee director who has been a director for six months before the January 1 following the date of each Annual Meeting of Shareholders held during the term of the Directors Plan automatically shall be granted, as of the January 1 following each such Annual Meeting, an option to purchase an additional 10,000 shares of Common Stock. Options under the Directors Plan are granted at the last sale price per share of the Company's Common Stock on the Nasdaq National Market(R) on the date of grant, are exercisable at a rate of 25% per year beginning one year from the date of grant and have a term of five years. Options granted under the Directors Plan become immediately exercisable, if not otherwise exercisable, upon a change in control. These options also become immediately exercisable upon the dissolution or liquidation of the Company or upon any merger, consolidation or other transaction, in which the Company is not the surviving corporation, provided that a period of twelve months from the date of grant has elapsed. See "Executive Compensation -- Employment Agreements and Termination/Change in Control Arrangements" for a description of the events constituting a change in control. On September 4, 2002, an option to purchase 15,000 shares at an exercise price of $2.20 was granted to Mr. Stafford and on November 5, 2002 an option to purchase 15,000 shares at an exercise price of $2.02 was granted to Mr. MacKinnon. On January 1, 2003, options to purchase 10,000 shares at an exercise price of $2.15 were granted to each of Messrs. Bloom and Crandall, Ms. Jehle and Drs. Merten and Rockart. As of June 30, 2003, 177,500 options were outstanding under the Directors Plan.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. The percentage of beneficial ownership is based on 10,827,583 shares of Common Stock outstanding at June 30, 2003. Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment control with respect to all shares beneficially owned. Unless otherwise indicated, the address for those listed below is Comshare, Incorporated, 555 Briarwood Circle, Ann Arbor, Michigan 48108.

PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to beneficial ownership of Common Stock by each person known by management of the Company to be the beneficial owner of more than five percent of its outstanding Common Stock. The number of shares reported is as of the date indicated in the footnote below. Except as where otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person.

AMOUNT AND NATURE OF                             NAME AND ADDRESS              PERCENT
BENEFICIAL OWNERSHIP                            OF BENEFICIAL OWNER            OF CLASS
--------------------                            -------------------            --------
1,090,900(1).........................  Benson Associates, LLC                   10.08%
                                       111 S.W. Fifth Avenue
                                       Suite 2130
                                       Portland, Oregon 97204
1,441,882(2)(3)......................  Codec Systems Limited                    13.32%
                                       Hyde House, Adelaide Road
                                       Dublin 2, Ireland
645,950(4)...........................  Dimensional Fund Advisors Inc.            5.97%
                                       1299 Ocean Avenue, 11th Floor
                                       Santa Monica, California 90401

---------------

(1) Based upon information contained in a Schedule 13G/A filed on February 5, 2003.

(2) Based upon information contained in a Schedule 13D/A filed on August 20, 2002.

(3) Anthony G. Stafford is the Chairman of the Board of Codec and owns 80 percent of Codec's issued and outstanding voting stock. He currently serves on the Board of Directors of the Company. Pursuant to a Standstill Agreement, dated August 15, 2002, among the Company, Codec and Mr. Stafford, Codec and Mr. Stafford have agreed, among other things, to vote, and use their best efforts to cause their officers, directors, managing personnel, affiliates, associates and immediate family to vote all of the shares of the Company's Common Stock owned by them for each of the Company's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Company's Board, or, if so directed by the Board, pro rata with all other shareholders. For a copy of the Standstill Agreement, see Exhibit (a)(33) and (34) to the Schedule 14D-9. The Standstill Agreement terminates the day following the Company's 2003 Annual Meeting of Shareholders, or, if earlier, upon a change in control of the Company.

(4) Based upon information contained in a Schedule 13G/A filed on February 11, 2003. Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to herein as the "Funds." In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the shares of the Company's Common Stock that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company's Common Stock. All shares of the Company's Common Stock are owned by the Funds, no one of which, to the knowledge of Dimensional, owns more than 5% of the shares of the Company's Common Stock. Dimensional disclaims beneficial ownership of such securities.

STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of June 30, 2003, the beneficial ownership of shares of the Company's Common Stock by each of the Company's directors, Named Officers (as defined below under "Executive Compensation") and by all executive officers and directors of the Company as a group. The following table includes shares of Common Stock issuable within 60 days of June 30, 2003 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date.

                                                          COMMON STOCK OF THE
                                                             COMPANY OWNED      PERCENT OF
NAME                                                        BENEFICIALLY(1)       CLASS
----                                                      -------------------   ----------
Geoffrey B. Bloom(2)....................................          49,696              *
Richard. L. Crandall(3).................................          89,751              *
Dennis G. Ganster(4)....................................         241,684           2.21%
Brian Hartlen(5)........................................          30,869              *
Brian Jarzynski(6)......................................          35,838              *
Kathryn A. Jehle(7).....................................          69,872
Kenneth Kane(8).........................................          49,583              *
David King(9)...........................................          67,889              *
John H. MacKinnon(10)...................................           4,100              *
Alan G. Merten(11)......................................          38,621              *
John F. Rockart(12).....................................          57,696              *
Anthony G. Stafford(13).................................       1,441,882          13.32%
All executive officers and directors as a group
  (12 persons)(14)......................................       2,177,481          19.58%

---------------

  *  Indicates ownership of less than 1% of the class.

 (1) To the best of the Company's knowledge, based on information reported by such directors and officers or contained in the Company's shareholder records. Unless otherwise indicated by any additional information included in the footnotes to the table, each of the named persons is presumed to have sole voting and investment power with respect to all shares shown.

 (2) Includes 11,500 shares that Mr. Bloom has, or within 60 days of June 30, 2003, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Directors Plan.

 (3) Includes 11,500 shares that Mr. Crandall has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan.

 (4) Includes 100,000 shares that Mr. Ganster has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's 1988 Stock Option Plan and the Company's 1998 Global Employees Stock Option Plan (collectively, the "Option Plans"). Mr. Ganster disclaims beneficial ownership of 5,000 shares reflected in the table that are owned by his spouse.

 (5) Includes 22,500 shares that Mr. Hartlen has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (6) Includes 19,813 shares that Mr. Jarzynski has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's 1998 Stock Option Plan.

 (7) Includes 45,000 shares that Ms. Jehle has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (8) Includes 25,000 shares that Mr. Kane has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (9) Includes 34,500 shares that Dr. King has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans and 1,500 shares reflected in the table that are owned by his daughter.

(10) Pursuant to an Agreement effective October 16, 2002, among the Company, Codec and Mr. MacKinnon, Mr. MacKinnon has agreed, among other things, to vote, and use his best efforts to cause his affiliates, associates and immediate family to vote, all of the shares of the Company's Common Stock owned by him for each of the Company's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Company's Board, or, if so directed by the Board, pro rata with all other shareholders. For a copy of the Agreement, see Exhibit (a)(33) and (34) to the Schedule 14D-9. The Agreement terminates the day following the Company's 2003 Annual Meeting of Shareholders or, if earlier, upon a change in control of the Company.

(11) Includes 11,500 shares that Dr. Merten has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan.

(12) Includes 11,500 shares that Dr. Rockart has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan and 8,000 shares reflected in the table that are owned by his spouse.

(13) All of the 1,441,882 shares of stock are owned by Codec. Due to his ownership of 80% of the voting stock of Codec, Mr. Stafford may be considered the beneficial owner of those shares; however, Mr. Stafford has disclaimed beneficial ownership of the shares reflected in the table. See footnote 3 to "Principal Shareholders" for further information concerning shares owned by Codec.

(14) Includes 292,813 shares that certain directors and executive officers have, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan and Option Plans and 5,000 shares referred to in Note (4) and 1,441,882 shares referred to in Note (13) above under "Stock Ownership of Management" as to which beneficial ownership is disclaimed.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides summary information concerning compensation paid by the Company and its subsidiaries to (or accrued on behalf of) (i) the Company's Chief Executive Officer, and (ii) the four other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2003 (the "Named Officers").

                                                                                          LONG TERM
                                                                                        COMPENSATION
                                                                                    ---------------------
                                                                                           AWARDS
                                                             ANNUAL COMPENSATION    ---------------------
                                                             --------------------   SECURITIES UNDERLYING    ALL OTHER
                                                    FISCAL    SALARY      BONUS            OPTIONS          COMPENSATION
NAME AND PRINCIPAL POSITION                          YEAR       ($)        ($)               (#)               ($)(1)
---------------------------                         ------   ---------   --------   ---------------------   ------------
Dennis G. Ganster.................................   2003     350,000         --                --              7,718
  President and Chief Executive Officer              2002     348,100         --            20,000              8,820
                                                     2001     300,000    100,000            20,000             12,759

Brian Hartlen(2)..................................   2003     174,385         --                --              5,892
  Senior Vice President, Marketing                   2002     158,900         --            10,000             10,914
                                                     2001     135,169     35,300            20,000              8,901

Brian J. Jarzynski(3).............................   2003     169,346         --                --              6,208
  Senior Vice President, Chief                       2002     152,700         --            20,000             10,681
  Financial Officer and Treasurer                    2001     122,023     23,200            15,000              5,158

Kenneth Kane(4)...................................   2003     200,000         --                --              6,629
  Senior Vice President, Direct                      2002     188,800     87,700            40,000              6,972
  Operations                                         2001     165,000     79,100             5,000             10,938

David King........................................   2003     216,000         --                --              7,320
  Senior Vice President, Product                     2002     215,400         --            10,000             12,447
  Development and Chief Technology                   2001     200,000     54,600                --             12,713
  Officer

---------------

(1) "All Other Compensation" for fiscal year 2003 is comprised of: (i) contributions made by the Company to the accounts (or accrued by the Company on behalf) of each of the Named Officers under the Company's and its subsidiaries' defined contribution plans, as follows: Mr. Ganster $6,500, Mr. Hartlen $5,232, Mr. Jarzynski $5,080, Mr. Kane $5,969 and Dr. King $6,000, and (ii) the dollar value of any premiums paid by the Company with respect to term life insurance for the benefit of each of the Named Officers (other than group life plans that do not discriminate in scope or terms of operations in favor of the executive officers, and are generally available to all salaried employees) as follows: Mr. Ganster $1,218, Mr. Hartlen $660, Mr. Jarzynski $1,128, Mr. Kane $660 and Dr. King $1,320.

(2) The amounts indicated for Mr. Hartlen reflect compensation paid to him in his capacity as Vice President of Marketing through February 2001 and Senior Vice President, Marketing for the remainder of fiscal year 2001.

(3) The amounts indicated for Mr. Jarzynski reflect compensation paid to him in his capacity as Corporate Controller and Chief Accounting Officer of the Company through February 2001, and Vice President, Chief Financial Officer and Treasurer of the Company for the remainder of fiscal year 2001. Mr. Jarzynski was promoted to Senior Vice President effective July 2002.

(4) The amounts indicated for Mr. Kane reflect compensation paid to him in his capacity as Vice President, Eastern U.S. Region through January 6, 2002 and Senior Vice President, Direct Operations for the balance of fiscal year 2002.

OPTION EXERCISES AND HOLDINGS

     The following table contains information regarding options exercised by the Named Officers during fiscal year 2003, and the value of options held by such officers as of June 30, 2003.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED                IN-THE-MONEY
                                                      OPTIONS AT FISCAL YEAR END       OPTIONS AT FISCAL YEAR END
                       SHARES ACQUIRED    VALUE                  (#)                             ($)(1)
                         ON EXERCISE     REALIZED   ------------------------------   ------------------------------
NAME                         (#)           ($)      EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE(2)
----                   ---------------   --------   -----------   ----------------   -----------   ----------------
Dennis G. Ganster....         --            --        100,000          30,000          112,584          94,300
Brian Hartlen........         --            --         22,500          17,500           35,937          68,250
Brian J. Jarzynski...         --            --         19,813          24,937           28,516          93,094
Kenneth Kane.........         --            --         22,500          32,500           33,812         117,000
David King...........         --            --         34,500           7,500           45,973          32,250

---------------

(1) Calculated on the basis of the number of shares subject to each such option multiplied by the excess of the fair market value of a share of Common Stock at June 30, 2003 over the exercise price of such option.

(2) Stock options become fully exercisable, even if not otherwise exercisable, in the event of a change of control. See "Executive
    Compensation -- Employment Agreements and Termination/Change in Control Arrangements" below.

  EMPLOYMENT AGREEMENTS AND TERMINATION/CHANGE IN CONTROL ARRANGEMENTS

     Under the 1998 Global Employee Stock Option Plan (the "1998 Plan"), stock options were granted to employees (including the Named Officers) and such stock options become fully exercisable, even if not otherwise exercisable, in the event of a change in control. As of June 30, 2003, 1,250,513 shares of the Company's Common Stock were subject to outstanding options under the 1998 Plan.

     As of June 1, 1998, the Company entered into Change in Control Severance Agreements with the following officers: Dennis G. Ganster and Dr. David R. King. The Change in Control Severance Agreements were amended as of November 30, 1999, and Mr. Ganster's agreement was again amended on June 22, 2003. The Company entered into Change in Control Severance Agreements with Brian Hartlen and Brian
J. Jarzynski as of February 9 and February 16, 2001, respectively. The Company entered into a Change in Control Severance Agreement with Kenneth Kane as of January 7, 2002. The Change in Control Severance Agreements that the Company has entered into with its officers are collectively referred to as the "Change in Control Agreements."

     The Change in Control Agreement between Mr. Ganster, the Chairman, President and Chief Executive Officer, and the Company generally provides that in the event of termination of Mr. Ganster's employment within two years following a change in control of the Company, Mr. Ganster will be entitled to a cash severance benefit equal to three times his annual base salary as in effect at the time of the change in control, plus an amount equal to three times the average of his incentive bonus (excluding any special bonus payments) paid for the three fiscal years immediately preceding the fiscal year of the change in control. On June 22, 2003, Mr. Ganster's Change in Control Agreement was amended to provide that upon the acceptance for payment by Purchaser of Shares sufficient to meet the Minimum Condition, Mr. Ganster's cash severance benefit would be reduced by $6,000. This severance payment is to be paid in a lump sum cash payment within ten days following Mr. Ganster's termination of employment. Payments made later than this ten day period will be subject to interest at the prime rate plus two percent, which begins to accrue on the tenth day following the termination of employment.

     The Change in Control Agreements between the Company and each of Messrs. Hartlen, Jarzynski and Kane and Dr. King generally provide that in the event of termination of such officer's employment within two years following a change in control of the Company, such officer will be entitled to a cash severance benefit equal to two times such officer's annual base salary, as in effect at the time of the change in control, plus an amount equal to two times the average of his annual incentive bonus paid for the immediately preceding three fiscal years for periods during which they were senior executives reporting to the President of the Company (excluding any special bonus payments). Bonuses paid for a partial fiscal year of service as a senior executive shall be proportionately increased so as to give the bonuses the effect of an amount for a full fiscal year. Such severance payments are to be paid in a lump sum cash payment within ten days following such officer's termination of employment. Payments made later than this ten day period will be subject to interest at the prime rate plus two percent, which begins to accrue on the tenth day following the termination of employment.

     Each of the Change in Control Agreements provides that payments under this Agreement or any other plans, agreements or policies of the Company shall not be subject to the golden parachute cap under Sections 280G and 4999 of the Internal Revenue Code ("Code"). To the extent that the aggregate parachute payments equal or exceed the golden parachute cap set forth in Sections 280G and 4999 of the Code, the Company shall pay the executive an amount equal to a portion of the excise taxes owed by the executive on behalf of payments under the Change in Control Agreements or other golden parachute amounts.

     For purposes of the 1998 Plan, the Directors Plan and each of the Change in Control Agreements, the term "change in control" means (a) the election of a Board of Directors of the Company, a majority of the members of which were nominees of a person (including an individual, a corporation, partnership, joint venture, trust or other entity) or a group of persons acting together (other than persons who were members of the Board of Directors or officers of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or certain tax-qualified retirement plans of the Company (collectively, the "Exempted Persons")), following the acquisition by such person of twenty-five percent, or more, of the outstanding Common Stock of the Company; (b) the acquisition of ownership by a person (other than Exempted Persons) of fifty-one percent or more of the outstanding Common Stock of the Company; (c) a sale of all or substantially all of the assets of the Company to any entity not controlled by persons who were members of the Board of Directors or officers of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or by any tax-qualified retirement plan for the benefit of employees of the Company; or (d) a merger, consolidation or other similar transaction between the Company and another entity if a majority of the members of the Board of Directors of the surviving company were not Continuing Directors. "Continuing Directors" means persons (x) who were members of the Board of Directors of the Company immediately before the change in control, and
(y) who also were members of the Board of Directors of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or are new directors whose election by the Board of Directors, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors in office at the time of such election or nomination who either were directors as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or whose election or nomination for election was previously approved as provided above. The acceptance for payment by Purchaser of a number of Shares sufficient to meet the Minimum Condition will constitute a "change in control" for purposes of each of the 1998 Plan, the Directors Plan and each of the Change in Control Agreements.

     For purposes of each of the Change in Control Agreements, the term "termination of employment" is defined as (a) the officer's involuntary termination by the Company for any reason other than death, disability, retirement or cause; or (b) the officer's termination for (i) any reassignment or change in the identity or corporate position to whom the officer reports, or a change in title (other than a promotion); (ii) any reduction in the officer's base salary or failure by the Company to continue any bonus, stock or incentive plans; (iii) the discontinuance or reduction in benefits to the officer of any qualified or nonqualified retirement or welfare plan or the discontinuance of any fringe benefits or other perquisites; (iv) the required relocation of the officer's principal place of employment by more than fifty miles or more frequent and/or longer required business traveling (other than on account of a promotion); or (v) the Company's breach of any provision of the Change in Control Agreement.

     On June 19, 2003, each of Brian Hartlen and David King executed letter agreements regarding their continued employment by the Company following consummation of the Offer. Each agreement takes effect simultaneously with the acceptance for payment by Purchaser of any Shares pursuant to the Offer (the "Effective Date").

     Pursuant to Mr. Hartlen's letter agreement, he will be employed until December 31, 2003 as Vice President, Marketing of the Company and thereafter as Vice President, Marketing of a wholly owned subsidiary of Geac. Mr. Hartlen will be paid a salary of $175,000 per annum, subject to annual review, be eligible for participation in Geac's bonus program, and be granted an option to purchase 50,000 common shares of Geac following closing of the Merger.

     Pursuant to Dr. King's letter agreement, he will be employed until December 31, 2003 as Vice President, Technology of the Company and thereafter as Vice President, Technology of a wholly owned subsidiary of Geac. Mr. King will be paid a salary of $216,000 per annum, subject to annual review, be eligible for participation in Geac's bonus program, and be granted an option to purchase 50,000 common shares of Geac following closing of the Merger.

     The letter agreements for each of Mr. Hartlen and Dr. King contain substantially similar change in control provisions. Under each agreement, in the event of termination at any time prior to the second anniversary of the effective date of the Merger, the existing provisions of Mr. Hartlen's and Dr. King's Change in Control Agreements with the Company shall be in effect. After that time, if, within twelve months after a change in control of Geac, Mr. Hartlen or Dr. King are either terminated, other than for cause, or there occurs a change effecting their employment to which they did not consent and within 90 days thereafter they resign from their position, Mr. Hartlen and Dr. King shall receive a Termination Payment, as defined in the letter agreements. A Termination Payment is an amount equal to Mr. Hartlen's or Dr. King's base salary, as applicable, in respect of the immediately preceding year plus the average of their bonuses with respect to each of the three preceding years or, if they have been employed by the Company for less than three years, the average of their bonuses with respect to each of the years in which they have worked for the Company. The Company also agreed to maintain all benefits of employment for twelve months from the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Mr. Bloom and Drs. Merten and Rockart. During fiscal year 2003, no member of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries nor had any member of the Compensation Committee formerly served as an officer of the Company or any of its subsidiaries. During fiscal year 2003, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity, any of whose executive officers served either on the Board of Directors or on the Compensation Committee of the Company.

                         COMPENSATION COMMITTEE REPORT

     The responsibilities of the Compensation Committee include recommending to the Board of Directors the compensation for the executive officers of the Company, who during fiscal year 2003 were Mr. Ganster, Dr. King, Mr. Hartlen, Mr. Jarzynski, and Mr. Kane. The Committee also considers recommendations from the Chief Executive Officer for compensation of other officers of the Company and recommends to the Board of Directors approval or changes in those recommendations. The Committee also grants stock options to officers and employees under the 1998 Plan.

     The Committee met three times in fiscal year 2003.

     The Company's executive compensation program is designed to give executives a balanced incentive package which encourages the achievement of both short-term and long-term performance goals and which rewards improvement in shareholder value. The Committee believes that the compensation program is essential to the Company's effort to attract and retain key executives. The Committee also believes that the

Company's compensation program should encourage the executive officers to align their interests with the shareholders by conditioning a significant portion of executive compensation on increases in shareholder value.

     The executive compensation program consists of three main components: base salary, performance bonuses and stock-based incentives. In addition, the executive officers participate in the Company's employee benefit plans generally on the same terms as other Company employees.

BASE SALARY

     The base compensation of Mr. Ganster as the Chief Executive Officer of the Company had been increased to $350,000 for fiscal year 2002. In light of the Company's performance in fiscal year 2002, the Committee did not increase the base compensation of Mr. Ganster, Dr. King or Mr. Kane for fiscal year 2003. On Mr. Ganster's recommendation and in recognition of their increased responsibility and performance, Mr. Hartlen and Mr. Jarzynski received increases of 10% and 11% respectively for fiscal year 2003.

PERFORMANCE BONUSES

     The Committee adopted an incentive plan for executive officers for fiscal year 2003 that called for target payments equal to 60% of base salary for the Chief Executive Officer, 50% of base salary for Mr. Kane, and 40% of base salary for the other executive officers if the Company achieved specific targets for both revenue growth and earnings per share (after allowance for nonrecurring charges and events). The incentive payment target amounts were based 50% on revenue growth targets and 50% on earnings per share targets, and unless specified threshold targets for both revenue growth and earnings per share were met no amounts would be paid. If the Company exceeded certain specified targets, the executives would share in the Company's increased revenue, up to a maximum incentive payment of 100% of base salary for Mr. Ganster and 60% of base salary for the other executives. The Company did not achieve the threshold targets, so no target performance bonuses were or will be paid for fiscal year 2003.

STOCK OPTION AWARDS

     Stock option awards are an important means by which the Committee directly links executive officers' compensation to the appreciation in value realized by all of the Company's shareholders. Under the Company's stock option plans, options are granted at exercise prices equal to the market price on the date of grant and therefore have no value to the executive unless the Company's stock appreciates. In making awards, the Committee considers each executive's responsibilities and performance as well as the existing level of stock options held by each executive.

     During fiscal year 2003 the Committee granted no stock options to Mr. Ganster or any of the other senior executives, because prior to the time at which the Committee would normally have made annual option grants to officers and key employees, the Company had entered into the Merger Agreement.

OTHER

     The Company recently amended Mr. Ganster's severance agreement to reduce by $6,000 amounts payable to him in the event his employment is terminated following the consummation of the Offer.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     The Company from time to time reviews the extent to which its executive compensation arrangements are subject to the provisions of the Code and related regulations limiting the deductibility of executive compensation in excess of $1,000,000 paid to any of the five most highly compensated executive officers of the Company in any fiscal year which does not qualify for an exemption under the statute or proposed regulations. The 1988 Stock Option Plan and the 1998 Plan include restrictions intended to exempt option grants under these plans from the limit on deductibility. The Committee does not presently believe that the other components of the Company's compensation program are likely to result in payments to any executive officer in any year in excess of $1,000,000, other than the Company's severance arrangements discussed below, and therefore has concluded that no further action with respect to qualifying such compensation for deductibility is necessary at this time. The Committee does not presently expect that severance payments made to the executive officers as a result of the Offer and Merger will result in payments subject to these limitations on deductibility.

                                        COMPENSATION COMMITTEE,
                                        as of June 30, 2003

                                        Geoffrey B. Bloom, Chair
                                        Alan G. Merten
                                        John F. Rockart

Dated: June 30, 2003

                               SHAREHOLDER RETURN

     Set forth below is a graph comparing the cumulative total return on the Company's Common Stock from June 30, 1997 through May 31, 2003 with the Standard and Poor's Application Software Index (the "S&P Application Software Index") and The Nasdaq Stock Market (U.S.) Index (the "Nasdaq US Index"). The graph assumes that the value of the investment in the Company's Common Stock, the S&P Application Software Index and the Nasdaq US Index was $100 on June 30, 1997 and that all dividends were reinvested.

     The graph displayed below is presented in accordance with SEC requirements. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. This graph in no way reflects the Company's forecast of future financial performance.
(PERFORMANCE GRAPH)

                                                        COMSHARE,                 NASDAQ STOCK              S & P APPLICATION
                                                      INCORPORATED                MARKET (U.S.)                 SOFTWARE
                                                      ------------                -------------             -----------------
6/97                                                     100.00                      100.00                      100.00
6/98                                                      63.13                      131.63                      120.78
6/99                                                      24.75                      189.11                       40.38
6/00                                                      38.38                      279.62                       42.49
6/01                                                      25.94                      151.89                       39.82
6/02                                                      17.78                      103.47                       16.68
5/03                                                      27.07                      113.06                       17.72

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file reports of their ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Specific due dates for these reports have been established and the Company is required to report in this proxy statement any delinquent filings and failures to file such reports.

     Based solely on its review of the copies of such reports received by it and written representations of its incumbent directors and officers, the Company believes that, during the period from July 1, 2002 to June 30, 2003, all of these applicable requirements were complied with by each of its directors, officers and greater than ten percent beneficial owners.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH BRYANT PARK CAPITAL, INC.

     For a summary of the Company's existing relationship with Bryant Park Capital, see "Item 5. Persons/ Assets, Retained, Employed, Compensated or Used" in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference.

RELATIONSHIP WITH CODEC SYSTEMS LIMITED

     Codec is one of the Company's principal shareholders and distributors. Anthony G. Stafford, a member of the Company's Board of Directors, is the Chairman of Codec and owns 80% of Codec's issued and outstanding voting stock. Software revenue of $823,000 was received by the Company from Codec in fiscal year 2003. Codec's contractual terms and conditions are not materially different from those of the Company's other distributors. In connection with its relationship as a distributor for the Company, Codec had outstanding accounts receivable due the Company during fiscal year 2003 for amounts up to $316,000. As of June 27, 2003, Codec's accounts receivable due the Company was $153,000. Interest on delinquent amounts owed by Codec accrues at the rate of 1.5 percent per month, or the maximum rate permitted by applicable law, whichever is less.

RELATIONSHIP WITH GEAC

     For a summary of the Company's existing relationship with Geac, see "Item
3. Past Contacts, Transactions, Negotiations and Agreements -- Confidentiality Agreement," "-- The Merger Agreement," "-- Indemnification and Insurance,"
"-- Representation on the Board," "-- Top-Up Option," "-- Benefit Plans" and
"-- Stock Options" in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference.

                                   EXHIBIT I

                                       TO
                             COMSHARE, INCORPORATED
                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                                 GEAC DESIGNEES

NAME                             AGE            PRINCIPAL OCCUPATION AND OTHER INFORMATION
----                             ---            ------------------------------------------
Hema Anganu                      42    Ms. Anganu has served as Geac's Treasurer since September
                                       1999. She served as Geac's Director, Financial Reporting and
                                       Analysis from 1998 to 1999, Controller, Corporate Finance
                                       from 1996 to 1998, and Manager, Corporate Finance from 1991 to 1996.
Anna C. Forgione                 38    Ms. Forgione has served as Geac's Director, Legal Services since January 2002. From 1999 to January 2002, she served as
                                       Geac's Associate Legal Counsel. From 1998 until she joined
                                       Geac in 1999, she was the Co-Founder and Assistant General
                                       Counsel of Telephony At Work, Inc.
Steven Horniak                   33    Mr. Horniak has served as Geac's Director of Accounting
                                       since May 2002. From June 2000 to May 2002, he was Geac's
                                       Manager of Planning and Analysis. From August 1997 to June
                                       2000, he was Manager of Financial Planning and Corporate
                                       Reporting at Nestle Canada Inc., a food and beverage
                                       company.
Ruth Klein                       48    Ms. Klein has served as Geac's Vice President, Legal Affairs since 2002. Prior to that appointment, Ms. Klein served as
                                       Geac's Assistant General Counsel from 1996 to 2002.
Derek J. Murphy                  45    Mr. Murphy has served as Chief Executive Officer of
                                       Barnridge Inc., an investment and advisory services company, since 1997. He is also President and Chief Executive Officer of King William Development Limited, a residential real
                                       estate development company. From February 1998 to November
                                       1998, Mr. Murphy was Chief Executive Officer of Canadian
                                       Blood Bank Inc. Mr. Murphy served as Managing Director of
                                       Gordon Capital Corporation from 1996 to 1997, Executive
                                       Director, Investment Banking at Swiss Bank Corporation
                                       Warburg from 1992 to 1996, and Vice President, Mergers and
                                       Acquisitions at J.P. Morgan & Co. from 1986 to 1992.
Lou J. Pagotto                   46    Mr. Pagotto has served as Geac's Director of Financial
                                       Planning and Analysis since June 2002. Prior to that
                                       appointment, Mr. Pagotto served as Geac's Director of
                                       Finance for Industry Specific Applications from December
                                       2001 to June 2002, Director of Mergers and Acquisitions from
                                       September 2000 to December 2001 and Director of Management
                                       Reporting from 1999 to September 2000. Prior to joining
                                       Geac, he served as Corporate Controller at Algorithmics
                                       Incorporated, a software company, from 1997 to 1999.
James M. Riley                   37    Mr. Riley has served as Geac's North American Controller
                                       since September 2002. Prior to joining Geac, he served as
                                       Corporate Controller at T/R Systems, Inc., a provider of
                                       software solutions to the printing and publishing industry, from January 1999 to September 2002 and as Corporate
                                       Controller at Ross Systems, Inc., a software company, from
                                       1993 to January 1999.

NAME                             AGE            PRINCIPAL OCCUPATION AND OTHER INFORMATION
----                             ---            ------------------------------------------
John L. Sherry, III              48    Mr. Sherry has served as Geac's Senior Vice President,
                                       Marketing and Strategic Alliances since February 2002. Prior to joining Geac, he served in 2001 as Senior Vice President,
                                       Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management
                                       solutions for field service operations. From 1999 to 2001,
                                       Mr. Sherry served as Vice President, Marketing for
                                       Excelergy, a venture-backed company providing software to
                                       the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for
                                       the Kenan Systems unit of Lucent Technologies.
Craig C. Thorburn                42    Mr. Thorburn has served as Geac's Senior Vice President,
                                       Mergers & Acquisitions, and Corporate Secretary since
                                       December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993 and where he continues his practice involving mergers and acquisitions, and business and
                                       regulatory law. Mr. Thorburn is also a director of Vivendi
                                       Universal Exchangeco Inc.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  COMSHARE, INCORPORATED


                                  By:    /s/ Brian J. Jarzynski
                                      -------------------------------------
                                         Brian J. Jarzynski
                                         Senior Vice President, Chief Financial
                                         Officer and Treasurer

Dated: July 18, 2003



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